SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549





                                   FORM 11-K


   (Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


   For the fiscal year ended December 31, 1994
                                      OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



   For the transition period from ____________  to__________________




   Commission file number 1-8353



                  NUI CORPORATION SAVINGS AND INVESTMENT PLAN



                                NUI Corporation
                               550 Route 202-206
                                 P.O. Box 760
                      Bedminster, New Jersey  07921-0760


















                               NUI CORPORATION

                          SAVINGS AND INVESTMENT PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND 1993

                                TOGETHER WITH

                               AUDITORS' REPORT




                                NUI CORPORATION

                          SAVINGS AND INVESTMENT PLAN

                         INDEX TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1993





                                                                Page

   Report of Independent Public Accountants


   Financial Statements:

        Statement of Net Assets Available for Benefits            1

        Statement of Changes in Net Assets Available for
        Benefits                                                  2

        Notes to Financial Statements                            3-7


   Supplemental Schedules:

        I  - Item 27a-Schedule of Assets Held for Investment
             Purposes at December 31, 1994                         8

        II - Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1994                          9



   All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Administrative Committee of the
   NUI Corporation Savings and Investment Plan:

   We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan ("Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   June 28, 1995                                        ARTHUR ANDERSEN LLP
   New York, New York


                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              As of December 31,
                                                        1994          1993


    ASSETS
    Investments at market value

        Wells Fargo Bank:

            Insured Money Market Fund                  $  2,640  $    415,173

            Income Accumulation Fund                  6,785,963    13,423,920

            Asset Allocation Fund                     2,857,786           --

            Growth Stock Fund                         1,754,052           --

            S&P 500 Stock Fund                        1,543,611           --

            KCS Stock Fund                            4,103,996           --

            NUI Stock Fund                            8,135,588           --

            Loans to participants                       890,202      655,385

        Summit Trust Company Shares Fund:

            Common Stock of NUI Corporation                  --   11,625,225

            Common Stock of KCS Energy, Inc.                 --    7,209,874

            Insured Money Market Fund                        --       47,797

    Participants' deposits and other receivables             --       60,757
                                                      _________    _________
                            Total Assets             26,073,838   33,438,131
                                                     __________   __________

    LIABILITIES

    Accrued Loans                                            --        9,000
                                                     ----------   ----------
                          Total Liabilities                  --        9,000
                                                     ----------   ----------

    Net Assets Available for Benefits                $26,073,838  $33,429,131
                                                     ===========   ==========




             The accompanying notes to financial statements are an
                       integral part of this statement.



                                                                        NUI CORPORATION
                                                                  SAVINGS AND INVESTMENT PLAN
                                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                              For the Year Ended December 31, 1994
                                       Total     Insured     Income         Asset        Growth     S&P 500     KCS Stock
                                               Money Market  Accumulation   Allocation  Stock Fund  Stock Fund  Fund



Additions to Net Assets
 Attributable to:
    Net Depreciation in Market
        Value of                 $(8,527,579)  $     -      $     -         $(227,687)   $(62,926)  $(58,008)  $(2,726,936)
        Investments
    Interest                         363,523     3,080      301,715                 -           -          -             -
    Mutual Fund Income               209,833         -            -           148,479      11,398     49,956             -
Contributions:
    Participants'                  1,651,312         -      352,193           272,881     151,459    120,350             -
    Employer's                       594,025         -            -                 -           -          -             -
    Rollovers                         10,633         -        4,937                 -       2,848          -             -
  Transfers In                             -         -            -                 -           -          -     7,218,483
        Total Additions           (5,698,253)    3,080      658,845           193,673     102,779    112,298     4,491,547
Deductions from Net Assets
Attributable to:
  Benefits Paid to Participants   (1,644,967)   (4,175)    (803,448)         (180,130)    (18,197)   (18,842)     (256,697)
  Expenses                           (12,073)     (130)      (3,808)           (1,983)     (1,042)      (781)         (420)
        Total Deductions          (1,657,040)   (4,305)    (807,256)         (182,113)    (19,239)   (19,623)     (257,117)
Interfund Transfers                        -  (411,308)  (6,537,812)        2,846,226   1,670,512  1,450,936      (130,434)
Net Increase (Decrease)           (7,355,293) (412,533)  (6,686,223)        2,857,786   1,754,052  1,543,611     4,103,996
Net Assets Available for
Benefits at
  Beginning of the Year           33,429,131   415,173   13,472,186                 -           -          -             -
Net Assets Available for
Benefits at
  End of the Year               $26,073,838   $  2,640   $6,785,963        $2,857,786  $1,754,052 $1,543,611    $4,103,996
                                                                                          2          1



Continuation of Previous Table


                                                                  SUMMIT TRUST
                                                                  COMPANY
                                    NUI STOCK     PARTICIPANT     SHARES FUND
Additions to Net Assets
Attributable to:
      Net Depreciation in
        Market Value of
        Investments               $(5,452,022)   $     --         $        --
      Interest                             --      58,728                  --
      Mutual Fund Income                   --          --                  --
  Contributions:
      Participants'                   754,429          --                  --
      Employer's                      594,025          --                  --
      Rollovers                         2,848          --                  --
  Transfers in                     11,667,904          --         (18,886,387)
      Total Additions               7,567,184      58,728         (18,886,387)
Deductions from Net Assets
Attributable to:
  Benefits Paid to
   Participants                     (348,194)     (15,284)                --
  Expenses                            (3,909)          --                 --
      Total Deductions              (352,103)     (15,284)                --
Interfund Transfers                  920,507      191,373                 --
Net Increase (Decrease)            8,135,588      234,817        (18,886,387)
Net Assets Available for
 Benefits at
  Beginning of Year                       --      655,385         18,886,387
Net Assets Available for
 Benefits at
  End of Year                     $8,135,588     $890,202        $        --


                       The accompanying notes to financial statements are an
                                   integral part of this statement







                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31,1994



   1.   Summary Description of the Plan

        The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description. See Note 6 for a discussion of Plan amendments subsequent to December 31, 1994.

        The Plan allows eligible employees who apply for membership to make "basic contributions" of up to 6% of their annual base pay, which is matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 60% of their "basic contributions." Basic contributions invested in all other funds are matched by the Company at 50%. The matching percentage cannot be less than 25%. Participants may make additional contributions of up to 10% of their annual base pay, but these additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

        Company contributions are invested in the NUI Stock Fund, and participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Growth Stock Fund, S&P 500 Stock Fund, and the NUI Stock Fund, as designated by the participants.
   A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with 5 or more years of service with the Company becomes fully vested upon entering the Plan. Forfeitures of participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator.

        Participants may borrow up to 50% of the value of the vested portion of their accounts as calculated on the effective date of the loan up to a maximum of $50,000. The balance available for loans includes all monies in the participant's account. The interest rate is the Wells Fargo Bank's prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year.
   If a loan participant's employment is terminated for any reason, the remaining unpaid balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to participant accounts by investment type based upon the participant's current investment election for new contributions.






        Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan. Upon termination, all employees would become 100% vested and benefits would be distributed to participants.

        In 1988, certain NUI subsidiaries participating in the Plan were spun off to shareholders as KCS Energy, Inc. (KCS). For each share of NUI common stock outstanding, one share of KCS common stock was issued. KCS participants held approximately 15.9% of Plan assets as of June 1, 1988, the effective date of the spin-off. As a result of the spin-off, KCS participants, through the KCS Stock Fund, can maintain their balances in the Plan as of the date of spin-off; however, they cannot make further contributions to the Plan and may withdraw their balances in accordance with the withdrawal provisions of the Plan.

   2.   Significant Accounting Policies

        The financial statements have been prepared on the accrual basis of accounting.

        The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market Fund, Income Accumulation Fund and loans to participants is based on cost which approximates market value. The market value of the Asset Allocation, Growth Stock and S&P 500 Stock Funds are based on the Funds' published quotation. The market value of the KCS and NUI Stock Funds are based on published quotations of the Funds' underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.

        The following is a summary of the share/unit values and shares/units outstanding as of December 31, 1994:

                                  Share/Unit     Shares/Units
                                     Value       Outstanding

        Income Accumulation Fund    $11.65          582,661
        Asset Allocation Fund       $ 9.46          302,092
        Growth Stock Fund           $11.22          156,333
        S&P 500 Stock Fund          $10.17          151,781
        KCS Stock Fund              $ 6.07          676,111
        NUI Stock Fund              $ 5.86        1,388,326


        In accordance with generally accepted accounting principles, distributions are recorded when paid. Distributions payable to participants were $97,876 at December 31, 1993. There were no distributions payable to participants at December 31, 1994.

        Record Keeping and Investment Fund Election Changes fees are paid by the participants from their accounts. Investment Management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.


   3.   Investment Funds

        Effective January 1, 1994, Wells Fargo Bank became the Trustee, Record Keeper and Custodian of the Plan. Prior to January 1, 1994, The Travelers Companies was Trustee of the Plan and Custodian of the Plan's investment in a Fixed Income Fund. In addition, Summit Trust Company was Custodian of the Plan's investment in a Shares Fund which consisted primarily of common stock of the Company and KCS. On December 31, 1993, as a result of Plan amendments which took effect on January 1, 1994, the balance invested in The Travelers Companies' Fixed Income Fund was transferred to Wells Fargo Bank's Income Accumulation Fund and an Insured Money Market Fund. During 1994, the balance of Summit Trust Company's Shares Fund was transferred to Wells Fargo Bank's NUI Stock Fund and KCS Stock Fund, as applicable.

        Effective January 1, 1994, the Plan and the agreements thereunder provide that the Plan consist of six separate funds (investment funds) as follows:

        Income Accumulation Fund - This fund seeks to provide a stable level of income without significant principle volatility by investing in a variety of fixed-income securities with varying degrees of price stability.

        Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

        Growth Stock Fund - This fund seeks to provide investors an above-average rate of return as measured against the S&P 500 over a period of three to five years, through the active management of a diversified portfolio of growth oriented equities.

        S&P 500 Fund - This fund seeks to achieve a total rate of return approximating the total rate of return of the stocks composing the S&P 500 index.

        KCS Stock Fund - This fund is no longer designated as available for investment by participants. Existing investments and earnings thereon may continue to be invested in the KCS Stock Fund until withdrawn.

        NUI Stock Fund - This fund is invested and reinvested in common stock of NUI Corporation.

        The Plan also uses an Insured Money Market Fund as a pass through of amounts in and out of the Investment Funds. The balance in the Fund of $2,640 represents Plan forfeitures which are unallocated to participant accounts as of December 31, 1994.

        Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.






   4.   Allocation of Plan Investments by Investment Fund

   The allocation of the Plan's investments by investment fund as of December 31, 1994 is reflected on the Statement of Net Assets Available for Benefits. The allocation by investment fund as of December 31, 1993 is as follows:



                                   Insured
                                   Money       Income         Summit Trust
                                   Market      Accumulation   Company        Participant
                                    Fund       Fund           Shares Fund     Loans           Total




    Investments at market value


    Insured Money Market Fund    $415,173    $       --      $   47,797      $      --        $   462,970

    Income Accumulation Fund           --     13,423,920             --             --         13,423,920

    Common Stock of NUI                --             --     11,625,225             --         11,625,225
    Corporation

    Common Stock of KCS                --             --      7,209,874             --          7,209,874
    Energy, Inc.

    Participant loans                  --             --             --        655,385            655,385

    Participant deposits and           --         45,792         14,965             --             60,757
    other receivables

    Accrued loans payable              --         (9,000)            --             --             (9,000)

    Interfund transfers                --         11,474        (11,474)            --                 --
                                _________     __________      _________        _______         __________


    Net Assets Available for    $415,173     $13,472,186    $18,886,387       $655,385        $33,429,131
    Benefits                    ========     ===========    ===========        =======         ==========




   5.   Federal Income Taxes

        The Internal Revenue Service (IRS) issued a determination letter, dated June 16, 1986, stating that the Plan, as then designed, met the requirements of Section 401 (a) of the Internal Revenue Code (Code) and was exempt from taxation. The Plan has been amended since receipt of the determination letter, and the Company has recently filed for a new
   determination letter.   The Plan's management believes that the Plan is
   currently designed and being operated in compliance with the requirements of Section 4O1 (a) of the Code. Therefore, the Plan's management believes that the Plan is qualified and the related trust is tax exempt.

        Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions. The Tax Reform Act of 1986 set certain limits on the amount of employee tax deferred contributions to such Plans.


   6.   Plan Amendments

        Effective January 1, 1995, the Company match to Participants investing in the NUI Stock Fund will be matched by the Company at 50% of their "basic contributions" of up to 6% of their annual base pay. Basic contributions invested in all other funds, will be matched by the Company at 40%.

        Effective June 1, 1995, the Plan was expanded to include the non-union employees of the Company's City Gas Company of Florida division.


   EIN #22-1869941                                               Schedule I
   PLAN #002

                                            NUI CORPORATION
                                      SAVINGS AND INVESTMENT PLAN
                                     ITEM 27a - SCHEDULE OF ASSETS
                                     HELD FOR INVESTMENT PURPOSES
                                          AT DECEMBER 31, 1994


                         Description                                      Current
Identity of Issue        of Investment        Shares/Units      Cost         Value


Wells Fargo Bank*       Insured Money

                        Market Fund                     --       $2,640       $2,640

                        Income
                        Accumulation Fund          582,661   $6,785,963   $6,785,963

                        Asset Allocation Fund      302,092   $3,052,734   $2,857,786

                        Growth Stock Fund          156,333   $1,805,164   $1,754,052

                        S & P 500 Stock Fund       151,781   $1,600,375   $1,543,611

                        KCS Stock Fund             676,111   $6,750,278   $4,103,996

                        NUI Stock Fund           1,388,326   $13,450,443  $8,135,588


Participant Loans       Loans, at Interest
                        Rates Ranging
                        from
                        7.0% to 9.5%                    --      $890,202   $890,202

       * Represents a party in interest for the year ended December 31, 1994.


                         The accompanying notes to financial statements are an
                                    integral part of this schedule.

    EIN #22-1869941                                                                                          Schedule II
    PLAN #002
                                                      NUI CORPORATION
                                                SAVINGS AND INVESTMENT PLAN
                                      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            FOR THE YEAR ENDED DECEMBER 31, 1994
                                                                                                        Current
                                                                                                       Value of
                                                                                                       asset on
        Identity         Description       No. of      Purchase    No. of      Selling      Cost of    Transaction     Net Gain
        of Party          of Asset        Purchases     Price       Sales       Price         Asset      Date          or
                                                                                                                       (Loss)

     Series of transactions with Wells Fargo Bank, involving securities that, in the aggregate, exceed 5% of the plan assets as of the beginning of the year:

     Wells Fargo   Income
     Bank*         Accumulation Fund          80        $  787,519     52       $8,151,149    $8,151,149   $8,151,149    $     -

                   Asset Allocation Fund      58        $3,738,752     42       $  653,279    $  686,018   $  653,279   ($32,739)

                   Growth Stock Fund          66        $1,921,110     31       $  104,132    $  115,947   $  104,132   ($11,815)

                   S & P 500 Stock Fund       60        $1,653,647     28       $   52,028    $   53,273   $   52,028   ($1,245)

                   NUI Stock Fund             91        $2,476,374     58       $  508,878    $  645,110   $  508,878  ($136,232)

         *Represents a party in interest for the year ended December 31, 1994.


              The accompanying notes to financial statements are an
                          integral part of this schedule.



                                  SIGNATURES




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                            NUI CORPORATION


                                                         Richard J. O'Neill
   June 29, 1995                                         Plan Administrator


                                                            Robert F. Lurie
   June 29, 1995                                               Plan Sponsor